

October 2, 2009

Mr. Scott Schroeder
Principal Financial Officer, Vice President and Chief Financial Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, Texas 77077

> **Re:** **Cabot Oil & Gas Corportion**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated September 16, 2009**
> **File No. 001-10447**

Dear Mr. Schroeder:

We have reviewed your response letter dated September 16, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Engineering Comments

1. We have reviewed your response to prior comment one of our letter dated August 6, 2009. However, we are unable to locate the following in your response:

   - the year at which the remaining proved undeveloped reserves in each of the eight fields were first booked as proved undeveloped reserves;
   - the reasons why you believe the remaining 31% of the reserves that will not be developed by 2011 represent proved reserves.

   Please provide us with information.

2. We have reviewed your response to prior comment two of our letter. Please confirm, as requested, that if a change of price of oil or natural gas results in a disproportionate change in your reserves, you *will* disclose that information to investors.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director